TransAlta Reports Second Quarter 2014 Results

CALGARY, Alberta (July 30, 2014) – TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) today reported second quarter 2014 Comparable EBITDA(1) of $213 million with strong availability across our entire Generation Segment and improved operational performance at Canadian Coal. Second quarter results are consistent with our expectations to meet our full year EBITDA guidance of $1,015 million to $1,065 million. Comparable EBITDA decreased $34 million compared to the same period last year, primarily due to lower power prices in Alberta which impacted our hydro, wind and gas assets in the province. Power prices in Alberta averaged $42/MWh during the second quarter of 2014 compared to $123/MWh in the same period last year. Our strategy of being highly contracted generally limited the impacts of lower price volatility and lower prices in Alberta in the quarter. FFO(1) decreased $30 million to $154 million compared to the prior year for the same reason. The company also declared its regular quarterly dividend of $0.18 per share.

“Our second quarter financial performance is exactly in line with our business plan for 2014,” said Dawn Farrell, President and Chief Executive Officer. “One of our key priorities for 2014 is to restore the performance of our Canadian coal assets and we are seeing improved results year-to-date. Our guidance for the year recognizes much softer pricing in Alberta and remains unchanged.”

Recent Strategic Accomplishments

•	Agreed to build and operate an AUD $570 million, 150MW combined cycle gas power station in South Hedland, Western Australia. The fully contracted power station is expected to be commissioned and delivering power to customers in the first half of 2017.
•	Continued development with our joint venture partner on a $178 million natural gas pipeline to our Solomon power station. We hold a 43 per cent interest in the joint venture. The project is on schedule and within budget.
•	Completed the sale of our 50 per cent ownership of CE Generation LLC (“CE Gen”), the Blackrock Development Project (“Blackrock”), and CalEnergy, LLC (“CalEnergy”) for net proceeds of U.S.$188.5 million in the quarter.
•	Completed a secondary offering of TransAlta Renewables Inc. (“TransAlta Renewables”) shares for proceeds of approximately $129 million, net of offering costs.
•	Successfully completed an offering of U.S.$400 million of senior notes, due in June 2017.
•	At June 30, 2014, our liquidity was ~$1.5 billion, $587 million higher than at the end of 2013.
•	Q2 debt balance of ~$4.0 billion, down from ~$4.3 billion at the beginning of the year.

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Second Quarter Review

Comparable EBITDA(1) (in CAD$ millions)	3 months ended June 30, 2014	3 months ended June 30, 2013	6 months ended June 30, 2014	6 months ended June 30, 2013
Generation
Canadian Coal	83	48	177	146
U.S. Coal	14	21	31	33
Gas	69	85	151	169
Wind	33	46	95	96
Hydro	20	52	39	76
Total Generation	219	252	493	520
Energy Trading	4	11	53	24
Corporate	(10)	(16)	(23)	(29)
Total Comparable EBITDA(1)	213	247	523	515

FFO(1)	154	184	392	377
Comparable Net Earnings (loss) attributable to common shareholders(1)	(12)	9	35	41

Comparable EBITDA was $213 million down from $247 million for the same period last year due to lower prices in Alberta partially offset by improved performance at Canadian Coal.

FFO also came in lower for the quarter at $154 million, down from $184 million for the same period last year. The decrease in FFO is primarily due to lower comparable EBITDA.

The company reported a comparable net loss for the quarter of $12 million ($(0.04)) per share), down from comparable earnings of $9 million ($0.03 per share) in the same period last year. The per share loss was driven by lower comparable EBITDA net of taxes.

Adjusted availability(2) for the quarter was 85.4%, which is higher than the availability over the same period last year and brings year-to-date adjusted availability to 88.4%, in line with our full year availability target range of 88-90%. Total sustaining capital expenditures are $171 million year-to-date and we are on track to be within our 2014 target range of $335 - $365 million. We have completed all of the planned coal outages that were scheduled for 2014 on units we are operating.

Generation

•	Canadian Coal: Comparable EBITDA increased to $83 million in the second quarter and $177 million year-to-date compared to $48 million and $146 million, respectively, for the same periods in 2013. The improvement period over period is due to higher availability. In 2013, our results were impacted by the settlement and buy back of existing financial contracts at higher prices due to lower than expected generation during unplanned outages. Canadian Coal was not significantly impacted by the much lower average second quarter and year-to-date prices in Alberta due the PPAs and long-term hedges in place for most of our capacity.

  U.S. Coal: Comparable EBITDA was $14 million in the second quarter compared to $21 million for the same period in 2013. Results in 2013 were positively impacted by higher priced hedge contracts.

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•	Gas: Comparable EBITDA was $69 million in the second quarter and $151 million year-to-date compared to $85 million and $169 million, respectively, for the same periods in 2013. The decrease in comparable EBITDA is primarily due to lower Alberta prices impacting results from the Poplar Creek facility and the effects of the new contract at Ottawa.

  Wind: Comparable EBITDA was $33 million in the second quarter compared to $46 million for the same period in 2013. Lower Alberta prices impacted our revenue while production was slightly below 2013 in both Western and Eastern Canada. Wyoming Wind contributed 78 gigawatt hours (“GWh”) during the second quarter, compared to 164 GWh during the first quarter. Year-to-date comparable EBITDA for 2014 was down only $1 million to $95 million compared to 2013, due to lower Alberta prices, partially offset by a full six months of operations at New Richmond and Wyoming Wind.

•	Hydro: Comparable EBITDA was $20 million in the second quarter and $39 million in year-to-date compared to $52 million and $76 million, respectively, for the same periods in 2013. Lower prices and low price volatility in Alberta limited our ability to take advantage of resource flexibility to produce electricity during higher priced hours. Additionally, lower water resources than in 2013 impacted our second quarter and year-to-date results.

Energy Trading

  After generating substantial comparable EBITDA of $49 million in the first quarter of 2014, Energy Trading generated $4 million in the second quarter, down $7 million compared to the second quarter of 2013. Lower commodity price volatility in Alberta impacted Energy Trading’s ability to generate gross margin. Results from other markets in which we transact were consistent with 2013. Higher operations, maintenance, and administration costs resulting from higher corporate cost allocations as well as increased compensation costs also impacted Energy Trading’s results. Year-to-date comparable EBITDA in 2014 was $53 million, up $29 million from $24 million in the 2013 year-to-date period as a result of our ability to optimize our energy marketing assets during the volatile market conditions caused by extreme weather events in the northeast during the first quarter.

Corporate

  Our Corporate Segment incurred lower costs in the second quarter of 2014 of $10 million, compared to $16 million in 2013, and $23 million year-to-date 2014 compared to $29 million in the same period in 2013. The lower costs resulted from lower provisions for incentive-based compensation in the second quarter and a change in allocation of overhead costs to our business units.

Recent Events

South Hedland

On July 28 2014, we announced that we agreed to build, own, and operate a 150 MW combined cycle gas power station in South Hedland, Western Australia. The project is estimated to cost approximately AUD$570 million to build, including the cost of acquiring existing balance of plant assets, related infrastructure and transmission access. The development has been fully contracted under 25-year PPAs with Horizon Power; a state owned utility company, and The Pilbara Infrastructure Pty Ltd., a wholly owned subsidiary of Fortescue, a mining company. The project may be expanded to accommodate additional customers at later dates.

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The power station will supply Horizon Power’s customers in the Pilbara region as well as Fortescue’s port operations. IHI Engineering Australia has been selected as the contractor to construct the power station. Applications for the relevant work and environmental permits have been submitted and are now in progress. Construction is expected to take place over the next three years and the power station is expected to be commissioned and delivering power to customers in the first half of 2017.

Sale of CE Generation, Blackrock and CalEnergy

On June 12, 2014, we completed the previously announced sale of our 50 per cent ownership of CE Gen, Blackrock, and CalEnergy to MidAmerican Renewables for proceeds of U.S. $200.5 million. The net proceeds received were U.S. $188.5, million after consideration of an equity contribution made by us to CE Gen in May. As a result of the sale, we recognized a pre-tax gain of $1 million in second quarter earnings.

We expect the sale of our 50 per cent interest in the Wailuku Holding Company, LLC, announced in February, 2014, to close in December, 2014.

Reached Agreement with Province on Ghost Reservoir

On June 4, 2014, we announced our agreement with the Alberta Government regarding modifying the operations of the Ghost Reservoir to provide part of a flood mitigation solution. The revised operating pattern of Ghost Reservoir involves holding the reservoir near its minimum low water level (1,189.3 meters) until July 31, approximately six weeks longer than the current operating pattern.

Senior Notes Offering

On June 3, 2014, we completed an offering of U.S.$400 million of senior notes, due in June 2017, that carry a coupon rate of 1.90 per cent, payable semi-annually, at an issue price equal to 99.887 per cent of the principal amount of the notes. The net proceeds from the offering were used to repay borrowings under existing credit facilities and for general corporate purposes.

The following table depicts key financial results and statistical operating data:

Second Quarter 2014 Highlights

In CAD$ millions, unless otherwise stated	3 months ended June 30, 2014	3 months ended June 30, 2013	6 months ended June 30, 2014	6 months ended June 30, 2013
Adjusted Availability (%)(2)(3)	85.4	81.8	88.4	86.6
Production (GWh)	9,283	8,110	21,350	18,754
Revenue	491	542	1,266	1,082
Comparable EBITDA(1)	213	247	523	515
Reported Net Earnings (loss) attributable to common shareholders	(50)	15	(1)	4
Comparable Net Earnings (loss) attributable to common shareholders(1)	(12)	9	35	41
Funds from Operations(1)	154	184	392	377
Cash Flow from Operating Activities	51	92	330	348
Free Cash Flow(1)	19	57	158	171

Basic and Diluted Earnings (loss) per common share	(0.18)	0.06	-	0.02

Comparable Net Earnings per share(1)	(0.04)	0.03	0.13	0.16
Funds from Operations per share(1)	0.57	0.70	1.45	1.45
Free Cash Flow per share(1)	0.07	0.22	0.58	0.66
Dividends paid per common share	0.18	0.29	0.47	0.58

(1)Comparable EBITDA refers to Earnings before interest, taxes, depreciation and amortization including finance lease income and adjusted for certain other items. FFO refers to Funds from Operations. Free Cash Flow refers to Funds from Operations less sustaining capital less preferred dividends less non-controlling interest payments. Comparable EBITDA, comparable net earnings attributable to common shareholders, FFO, free cash flow, comparable earnings per share, funds from operations per share, and free cash flow per share are not defined under International Financial Reporting Standards (“IFRS”). Presenting these measures from period to period provides supplemental information to help management and shareholders evaluate earnings and cash flow trends in comparison with prior periods' results. Refer to the Non-IFRS Measures section of our Management's Discussion and Analysis ("MD&A") for further discussion of these items

(2)Adjusted for economic dispatching at Centralia

(3)Availability includes all generating assets (generation operations, finance leases, and equity investments).

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The complete report for the quarter, including MD&A and unaudited interim financial statements, as well as our quarterly presentation, is available on the Investors section of our website: www.transalta.com.

Conference call

We will hold a conference call and web cast at 8:00 a.m. MT (10:00 a.m. ET) today to discuss our second quarter 2014 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Brent Ward" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/investor-centre/events-presentations/webcasts-conference-calls. If you are unable to participate in the call, the instant replay will be accessible at 1-800-319-6413 (Canada and USA toll free) or 1-604-638-9010 (Outside of Canada) with TransAlta pass code 2231 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

This news release contains forward looking statements including, without limitation, statements regarding the business and anticipated financial performance of TransAlta, the development of the South Hedland power station, the ongoing construction of a natural gas pipeline to our Solomon power station in Australia and the proposed sale of our interest in Wailuku Holding Company, LLC. These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities, changes in market prices where we operate, unplanned outages at generating facilities and the capital investments required, equipment failure and our ability to carry out repairs in a cost effective manner or timely manner, the effects of weather, disruptions in the source of fuels, water, or wind required to operate our facilities, energy trading risks, failure to obtain necessary regulatory approvals in a timely fashion, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and commodity prices, general economic conditions in the geographic areas where TransAlta operates and any impediments to the successful completion of the sale of Wailuku Holding Company, LLC, the construction of our natural gas pipeline to our Solomon power station and the construction of the South Hedland power project. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor inquiries:	North American Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540
ta_media_relations@transalta.com

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